SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of September 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                          Paris, August 30, 2002

              STRONG GROWTH IN NET PROFIT ATTRIBUTABLE TO THE GROUP
                         FOR THE FIRST HALF OF 2002: 29%
              (before exceptional items and goodwill amortization)

             ------------------------------------------------------

                     Consolidated sales:             +17%
                     Operating profit:               +26%
                     Net profit:                     +29%*
                     EPS:                            +28%*
                     * (before exceptional items and goodwill amortization)

             ------------------------------------------------------

       On August 30, 2002, the Sanofi-Synthelabo Board of Directors examined the Group's consolidated financial statements for the six months to June 30, 2002.



                Consolidated profit and loss account (unaudited)
                ------------------------------------------------

       In millions of euros                                1st half 2001     1st half 2002       Change
       ---------------------------------------------------------------------------------------------------
       Sales                                                   3,159              3,680          +16.5%
       ---------------------------------------------------------------------------------------------------
       Gross profit                                            2,496              2,974          +19.2%
       ---------------------------------------------------------------------------------------------------

       Research and development expenses                       (497)              (587)          +18.1%

       Selling and general expenses                            (1,122)            (1,239)        +10.4%

       ---------------------------------------------------------------------------------------------------
       Other operating income and expenses                     98                 85             (13.3%)
       ---------------------------------------------------------------------------------------------------
       Operating profit                                        975                1,233          +26.5%
       ---------------------------------------------------------------------------------------------------

       Intangibles - amortization and provisions               (20)               (55)               -

       Net financial income                                    36                 28             (22.2%)

       Exceptional items                                       45                 6                  -

       Income taxes                                            (374)              (313)          (16.3%)

       Income from equity investees                            13                 18                 -

       Goodwill amortization                                   (4)                (4)                -

       Minority interests                                      -                  (83)               -

       ---------------------------------------------------------------------------------------------------
       Net profit attributable to the Group                    671                830            +23.7%
       ---------------------------------------------------------------------------------------------------
       Net profit attributable to the Group
       before exceptional items and
       goodwill amortization                                   643                828            +28.8%
       ---------------------------------------------------------------------------------------------------
       Earnings per share in euros
       (based on net profit attributable to the Group
       before exceptional items and
       goodwill amortization)                                  0.88               1.13           +28.4%
       ---------------------------------------------------------------------------------------------------


      During the first half of 2002, consolidated sales amounted to 3,680 million euros, up by 14.8% on a comparable basis and 16.5% on a reported basis. The difference between comparable and reported sales growth (+1.7%) was due to changes in the structure of the Group, mainly comprising the change to full consolidation at 100% for Lorex Pharmaceuticals in the United States, the change to proportionate consolidation (51%) of the Fujisawa-Sanofi-Synthelabo joint venture in Japan, and the deconsolidation of Ela Medical with effect from May 1, 2001. Currency fluctuations had no impact on sales growth in the first half of 2002. Developed sales, which include sales generated by our partners, reached 4,726 million euros in the first half of 2002, an increase of 17.2% on a comparable basis.



      Gross margin rate advanced by 1.8 points to a 80.8%, thanks largely to 23% growth in sales of the top 15 products.



      Research and development expenses were 18% higher than in the first half of 2001 at 587 million euros, representing 16% of sales. Most of this acceleration was due to the ongoing major clinical trials programs covering products already on the market and new compounds in phase III of development (rimonabant, dronedarone, tirapazamine), together with the collaboration agreements signed with IDM and Cephalon.



      Selling and general expenses amounted to 1,239 million euros, 10% higher than in the first half of 2001.



      Other operating income and expenses, mainly comprising transfers of profits in respect of joint operations with our partners, showed net income of 85 million euros in the six months to June 30, 2002 compared with 98 million euros in the six months to June 30, 2001.



      Operating profit was 26% higher at 1,233 million euros. This includes both the positive impact of 100% consolidation of the Lorex joint venture profit and loss account with effect from January 1, 2002 (compared with 47% in the previous year), and the negative impact of the program launched by Bristol-Myers Squibb to reduce Plavix(R) inventories in the United States during the first half.



      In the six months to June 30, 2002, the United States accounted for 43% of consolidated operating profit before unallocated costs, compared with 38% in the first half of 2001. Europe contributed 44%, against 47% in first half of 2001.



      Income taxes fell from 374 million euros in the first half of 2001 to 313 million euros in the first half of 2002. This reduction was due partly to a reassessment of the Group's worldwide tax position and the impact of the full consolidation of the Lorex joint venture with Pharmacia, and partly to the effect of reduced-rate taxation on certain proprietary income and of tax cuts in France. These last two factors led to a decrease in the effective tax rate.



      Minority interests, which amounted to 83 million euros in the six months to June 30, 2002, mainly comprise the entitlement of Pharmacia to profits from the Lorex joint venture for the period from January 1, 2002 through April 16, 2002, the date on which Sanofi-Synthelabo bought out Lorex's 51% interest in Pharmacia.



      Net profit attributable to the Group before exceptional items and goodwill amortization was 28.8% higher at 828 million euros. Calculated on this basis, consolidated earnings per share came to 1.13 euros, a rise of 28.4%.


      Recent events
      -------------

- The first half of 2002 saw major results announced on research into the use of Arixtra(R) as a long-term (1 month) treatment in the prophylaxis of deep vein thrombosis after hip surgery. Three products are entered or due to enter phase III, rimonabant in the treatment of nicotine withdrawal, a modified-release form of zolpidem in the management of sleep disorders and idraparinux in the curative treatment of deep vein thrombosis.

- On July 17, 2002, Sanofi-Synthelabo received FDA approval for Elitek(R) (rasburicase) in the treatment of hyperuricemia associated with chemotherapy and of tumor lysis syndrome in children.

- On July 24, 2002, the FDA approved Eligard(R)22.5 mg (3-month formulation) in the treatment of prostate cancer.

- On August 12, 2002, Sanofi-Synthelabo received FDA approval for Eloxatin(R) as a second-line treatment for advanced colorectal cancer in association with 5-fluorouracil/leucovorin (5-FU/LV).

- Sanofi-Synthelabo has obtained patent protection in both the United States and Europe for the crystalline polymorphic form 2 of clopidogrel bisulfate, which is used as the active ingredient of Plavix(R).

- Sanofi-Synthelabo has signed an agreement with a view to acquiring the pharmaceutical assets of the Korean company Kunwha, which would double the Group's market share in Korea.

- Under the authority granted by the General Meeting and the Board of Directors on May 22, 2002 to buy and sell the company's shares in the light of market conditions, the company acquired 2.9 million of its own shares on June 30, 2002. As at September 2, 2002, the company had acquired an aggregate total of 6 million shares, representing 0.8% of its capital, for a total amount of 361 million euros.

- With effect from July 1, Sanofi-Synthelabo has been listed in the New York Stock Exchange. Sanofi-Synthelabo shares are listed in the form of American Depositary Receipts (ADRs) under the "SNY" symbol, with each ADR representing half an ordinary share.


      Outlook for 2002
      ----------------

      Results for the first half of 2002 confirm, barring major adverse events, the prospects for growth of over 25% in net profit attributable to the Group before exceptional items and goodwill amortization for 2002 as a whole.


      This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.

      The following are slides presented to analysts at mettings in Paris and London on September 2 and 3, 2002, respectively. Copies are available on our Website at www.sanofi-synthelabo.com.

                                                             Information Meeting
                                                                  September 2002




                                                             sanofi~synthelabo
                                                          Because health matters

                               Sanofi-Synthelabo:
                            very solid fundamentals

                              Jean-Francois DEHECQ
                               Chairman & C.E.O.

1st half 2002 Highlights

o  Strong growth of Sales (+ 15 %) and Profit (+ 29 %)


o  Success of the US operations
    -  35 % of developed sales
    -  43 % of operating profit


o  Ambien(R) in the US in 2002
    -  January 1: 100 % of Sales consolidated by Sanofi-Synthelabo
    -  April 16: 100 % of Profit consolidated by Sanofi-Synthelabo
         o acquisition of Pharmacia's 51% interest in Lorex Pharmaceuticals for EUR 761 m.

1st half 2002 Highlights (ctd)

o  New clinical successes:
    -  Plavix(R) in acute coronary syndrome:
         o  Marketing authorization in the US (February 02)
         o  Positive opinion from CPMP in Europe (June 02)
    -  Aprovel(R) in diabetic nephropathy:
         o  Marketing authorization in Europe (June 02)

o  Launch of Arixtra(R)
    -  in the US (February 02)
    -  in Europe (March 02)

o  3 approvals in the US
    -  Elitek(R) (July 02)
    -  Eligard(R) (July 02)
    -  Eloxatine(R) (August 02)

Stock Performance 2000-2002

o Performance of Sanofi-Synthelabo's stock versus the CAC 40, Euro Stoxx 50 et Stoxx Pharma indexes

Chart omitted showing the performance of Sanofi-Synthelabo's stock versus the CAC 40, Euro Stoxx 50 and Stoxx Pharma indexes. Line graph spanning the period from 12/30/99 to 6/30/02 that shows Sanofi-Synthelabo's stock + 57%, Stoxx Pharma index - 9%, CAC 40 index - 43%, Euro Stoxx 50 - 45% over the given period.

Strong growth
of Consolidated Sales

Bar graph omitted showing consolidated sales in 2000, 2001 and the first half of 2002. First half and full year sales for 2000 (in millions of euros) are: 2,876 (+10%) for the first half and 5,963 (+10%) for the full year. First half and full year sales for 2001 (in millions of euros) are: 3,159 (+15%) for the first half and 6,488 (+15%) for the full year. First half sales for 2002 (in millions of euros) are: 3,680 (+15%). Based on published sales figures. Changes are given on a comparable basis.

Strong growth
of Developed Sales

Bar graph omitted showing developed sales in 2000, 2001 and the first half of 2002. First half and full year sales for 2000 (in millions of euros) are: 3,534 (+19%) for the first half and 7,508 (+18%) for the full year. First half and full year sales for 2001 (in millions of euros) are: 4,104 (+19%) for the first half and 8,746 (+21%) for the full year. First half sales disclosed for 2002 (in millions of euros) are: 4,726 (+17%). Based on published sales figures. Changes are given on a comparable basis.

Strong growth of Profit

Bar graph omitted showing net profit (before exceptional items and goodwill amortization) in 2000, 2001 and the first half of 2002 in millions of euros. First half and full year net profit for 2000 is: 435 (+52%) for the first half and 961 (+54%) for the full year. First half and full year net profit for 2001 is: 643 (+47%) for the first half and 1,376 (+43%) for the full year. First half net profit for 2002 is: 828 (+29%).

Very balanced Drug Portfolio



                       Consolidated Sales 1st Half 2002
                               Var.            % CA
Top 3 drugs                     +42%            38%

Top 15 drugs                    +23%            67%

Top 100 drugs                   +17%            90%

Changes on a comparable basis

Very balanced Drug Portfolio:
TOP 3

Consolidated and developed sales in 1st half 2002 in millions of euros


Bar graph omitted breaking down consolidated sales and developed sales for the first half of 2002 by consolidated and developed sales. The graph shows consolidated and developed sales (1st Half 2002) for Plavix/Iscover:
Consolidated sales = 496 (+55%), developed sales = 1,245 (+35%). Followed by consolidated and developed sales for Stilnox/Ambien/Myslee: Consolidated sales = 623 (+37%), developed sales = 634 (+37%). Followed by consolidated and developed sales for Aprovel/Avapro/Karvea: Consolidated sales = 266 (+33%), developed sales = 553 (+33%).

Below is another chart showing that the top three drugs provide 38% of consolidated sales (+42% of growth) and 51% of developed sales (+35% of growth).

Changes on a comparable basis

Very balanced Drug Portfolio:
TOP 15

Bar graph omitted breaking down consolidated sales for top 15 drugs during the 1st half of 2002 (in millions of euros). The consolidated sales numbers disclosed (by drug and in order) are: Stilnox, 623 (+37%), Plavix, 496 (+55%), Aprovel, 266 (+33%), Fraxiparine, 166 (+10%), Depakine, 135 (+11%), Eloxatine, 124 (+31%), Corotrope/Primacor, 111 (-7%), Xatral, 89 (+26%), Cordarone, 85
(+6%), Ticlid, 80 (-32%), Tildiem, 73 (-6%), Solian, 68 (+22%), Aspegic et
derives, 54 (+11%), Kerlone, 41 (-31%), Dogmatil, 40 (-7%).

Additional chart indicating that the top 15 drugs represent 67% of sales and 23% of growth.

Changes on a comparable basis

One of the highest number of "flagship drugs", when compared to Sales figure

o  3 blockbusters in 2001                  3-----------Plavix(R)/Iscover(R)
                                           |      Stilnox(R)/Ambien(R)/Myslee(R)
                                           |      Aprovel(R)/Avapro(R)/Karvea(R)
                                           |
                                           |                    +
                                           |
o  2 high potential drugs                  5               Arixtra(R)
   already on the market in 2002           |--------------Eloxatine(R)
                                           |
                                           |                    +
                                           |
o  To which should be added 2              7               Dronedarone
   flagship drugs in 2005                  |---------------Rimonabant

Sanofi-Synthelabo in 2002:
Factors perceived as weaknesses, but...


o  PLAVIX(R): generic manufacturers challenge in the US
    -  but confidence in solidity of clopidogrel's patents (2011-2014-2019)


o  AMBIEN(R): US patent expiration in Oct. 2006
    -  but development of zolpidem MR ("Modified Release") already in phase III


o  ARIXTRA(R): market exclusivity in the US until Dec. 2006
    - but Arixtra(R) is the 1st of a family of synthetic drugs (idraparinux in phase IIb)
    - and synthesis of active ingredient is very complex (high level of know-how)

Sanofi-Synthelabo in 2002:
Factors perceived as weaknesses, but...


o  ARIXTRA(R): slow start in the US in 2002
    -  but formulary acceptance in hospitals growing
    -  drug "take-off" along with new indications


o  Relatively weak direct presence in JAPAN
    -  but development through joint ventures
    - and reinforcement of Sanofi-Synthelabo's local team of clinical development

Sanofi-Synthelabo in 2002:
Key Success Factors


o  One of the fastest SALES growth rate
   in the pharmaceutical industry
    -  13 % on average for 3 years (2000 - 2001 - 2002)


o  One of the fastest EARNINGS growth rate
   in the pharmaceutical industry
    -  with a high earnings*-to-sales ratio: 23 % (in H1 2002)


o  A very balanced  DRUG PORTFOLIO:
    -  TOP 3:      + 42 %
    -  TOP 15:     + 23 %
    -  TOP 100:    + 17 %

* Net profit attributable to the group before exceptional items and goodwill amortization

Sanofi-Synthelabo in 2002:
Key Success Factors (ctd)


o  A very productive R&D PORTFOLIO:
    -  50 compounds in development
    -  21 compounds en phases II et III

    -  6 new marketing authorizations obtained in 2002
       (Eligard(R) - Plavix(R) - Arixtra(R) - Aprovel(R) - Elitek(R) - Eloxatine(R))


o One of the highest number of "flagship drugs", when compared to Sales figure
    -  3 en 2001: 3 blockbusters in 2001
    -  5 en 2002: + 2 high potential drugs already on the market in 2002
    -  7 en 2005: + 2 flagship drugs in phase III, expected in 2005

                                     Finance


                              Marie-Helene LAIMAY
                             Senior Vice President,
                                     C.F.O.

Consolidated Profit & Loss Account

       in millions of euros

                                           -------------------     -------------------
                                                  H1 2001                 H1 2002         Var. (1)
                                           -------------------     -------------------
                                             EUR M       % CA        EUR M       % CA
---------------------------------------------------------------------------------------------------
NET SALES                                    3,159       100%        3,680       100%       17%

Cost of goods sold                            (663)      (21%)        (706)      (19%)      +6%

GROSS PROFIT                                 2,496        79%        2,974        81%      +19%

R&D expenses                                  (497)      (16%)        (587)      (16%)     +18%
Selling and general expenses                (1,122)      (36%)      (1,239)      (34%)     +10%
Other operating income and expenses             98         3%           85         2%      -13%

OPERATING PROFIT                               975        31%         1233        34%      +26%

Intangibles - amortization and provisions      (20)       (1%)         (55)       (1%)     +++
Net financial income / (expense)                36         1%           28         1%      -23%

PROFIT BEFORE TAX AND                          991        31%         1206        33%      +22%
EXPECTIONAL ITEMS


* +15% on a comparable basis, after eliminating the impact of changes in Group structure - no impact of currency movements


(1) Changes calculated on non-rounded figures

Consolidated Profit & Loss Account (ctd)

       in millions of euros

                                             -------------------     -------------------
                                                    H1 2001                 H1 2002          Var. (1)
                                             -------------------     -------------------
                                               EUR M       % CA        EUR M       % CA
------------------------------------------------------------------------------------------------------
PROFIT BEFORE TAX AND                            991        31%        1,206        33%        +22%
EXCEPTIONAL ITEMS

Exceptional items                                 45         1%            6         0%         ---
Income taxes                                    (374)      (12%)        (313)       (9%)       -16%
Share in profits of equity associates             13         0%           18         0%        +42%
Goodwill amortization                             (4)        0%           (4)        0%        +10%
Minority interests                                 -          -          (83)       (2%)          -

NET PROFIT                                       671        21%          830        23%        +24%
ATTRIBUTABLE TO THE GROUP

Exceptional items and goodwill amortization
attrubutable to the Group, net of tax            (28)       (1%)          (2)       (0%)        ---

NET PROFIT ATTRIBUTABLE TO THE
GROUP BEFORE EXCEPTIONAL ITEMS
AND GOODWILL AMORTIZATION                        643        20%          828        23%        +29%

EARNINGS PER SHARE (in euros)                   0.88          -         1.13          -        +28%


(1) Changes calculated on non-rounded figures

Geographic breakdown
of operating profit* for the 1st half 2002

o  Strong growth in the U.S. (+42%)

Pie chart omitted indicating the geographic breakdown of operating profit for the first half of 2002. Regions depicted are the U.S. (43%)(Eur 807m (+42%)), Europe (44%)(Eur 817m (+14%)) and "other countries" (13%)(Eur 253m (+13%)).

*1877 m EUR (Excluding non-allocated expenditure: EUR 644 m)

Simplified consolidated statement
of cash flows

     in millions of Euros
                                                      ---------     ---------
                                                       H1 2002       H1 2001
-----------------------------------------------------------------------------
Funds generated from operations                         1,087          801
Change in need for working capital                       (697)         (17)

CASH FLOW PROVIDED BY OPERATING ACTIVITIES                390          784
Capital expenditure                                    (1,026)        (176)
Proceeds from disposals                                    17          102

CASH FLOW (USED IN)/PROVIDED BY INVESTING
ACTIVITIES                                             (1,009)         (74)
Capital increase                                            2            2
Dividends                                                (476)        (324)

CASH FLOW WITH SHAREHOLDERS                              (474)        (322)

FINANCING OPERATIONS                                     (320)        (205)

CHANGE IN FREE CASH FLOW                               (1,413)         183

CASH POSITION                                           2,392        2,763

Simplified consolidated balance sheet

       in billions of Euros

                        6/30/02   12/31/01                                6/30/02   12/31/01
-------------------------------------------  ------------------------------------------------
ASSETS                                       LIABILITIES AND
                                             SHAREHOLDERS' EQUITY

Fixed assets                2.9        2.3   Shareholders' equity            5.9        5.8

Deffered taxes              0.5        0.5   Minority interests               ns         ns

Inventories,                3.0        2.9   Other long-term liabilities     0.9        1.2
receivables and others

Cash and deposits           3.0        4.3   Payables and others             2.3        2.7

                                             Financial debts                 0.4        0.3
-------------------------------------------  -----------------------------------------------
                                             TOTAL LIABILITIES
                                             AND SHAREHOLDERS'
TOTAL ASSETS                9.4       10.0   EQUITY                          9.4       10.0
-------------------------------- ----------  ------------------------------------ ----------

o  No significant off balance sheet items
o  No uncosolidated structure with any significant impact on accounts

Capital

Two pie charts omitted referring to the breakdown of capital as of June 30, 2002. The first depicts the breakdown of share capital: Public 51.0%, Employees 1.1%, Treasury Shares 2.4%, L'Oreal 19.5%, TotalFinaElf 26.0%. The second depicts the breakdown of voting rights: Public 36.0%, Employees 1.4%, Treasury Shares 0.0%, L'Oreal 26.9%, TotalFinaElf 35.8%.

                                   Operations


                                 Hanspeter SPEK
                            Executive Vice President,
                            International Operations

Strong increase in sales in H1 2002

o  H1 02 consolidated sales: EUR 3,680 m (+15%)
o  H1 02 developed sales: EUR 4,726 m (+17%)



1st half 2002             Consolidated sales       Developed Sales
                           EUR m    Change         EUR m    Change
-----------------------------------------------------------------------
Europe                     2,173      +13%         2,200      +13%
-----------------------------------------------------------------------
USA                          756      +23%         1,666      +24%
-----------------------------------------------------------------------
Other countries              752      +15%           860      +17%
-----------------------------------------------------------------------
Total                      3,680      +15%         4,726      +17%

Developed sales include 100% of sales from agreements with BMS and Pharmacia

Changes on a comparable basis

Strong presence established in the USA

o  Successful take-over of AMBIEN(R)

o  3 blockbuster products with strong growth
    -  AMBIEN(R) + 38%
    -  AVAPRO(R) + 31%
    -  PLAVIX(R) + 21% *
       * despite stock reductions

o  Further growth drivers in place / imminent
    -  New indication for PLAVIX(R)
    -  New indication for AVAPRO(R)
    -  New launches ARIXTRA(R) and ELIGARD(R) performed
    -  Launches of ELOXATIN(R) and ELITEK(R) underway
    -  Launch preparation for XATRAL(R)

o  Own sales force of 2,200 PSR's
   along with our partners BMS and Organon

Chart omitted depicting consolidated and developed sales growth in the U.S. between H1 2001 and H1 2002 in millions of Euros and share of growth. U.S. consolidated sales growth +23%(H1 2001: 617 (19%); H1 2002: 756 (21%). U.S.
developed sales(1) growth +24%(H1 2001: 1,332 (33%); H1 2002: 1,666 (35%)).

PSR: Professional Sales Representative
(1) Developed sales include 100% of sales from agreements with BMS and Pharmacia H1 2001 sales and changes on a comparable basis

Strong performance
in "Home Market": Europe

o  Results driven by top 15 products: +19%

o  Synchronized launch of ARIXTRA(R)
   in 8 countries, others to follow within 6 months

o  Irbesartan became
    -  #1 in class in Greece and Belgium
    -  #2 in 6 countries among which France and Spain

o  EMEA approved new indication
    -  APROVEL(R) in diabetic nephropathy

o  CPMP positive opinion
    -  PLAVIX(R) in acute coronary syndrome (ACS)

o Results achieved despite (very) difficult environment in France, Italy and Germany

Chart omitted depicting consolidated sales growth in Europe between H1 2001 and H1 2002 in millions of Euros and share of growth. European consolidated sales growth +13% (H1 2001: 1,926 (60%); H1 2002: 2,173 (59%)).


H1 2001 sales and changes on a comparable basis - Source: IMS Health

Same trend in other countries

ASIA and CHINA
o  Strong growth of top 15 products: +42%
o  Reinforcement of the structures to face growth:
   + 350 PSR's compared to June 2001 (+30%)
o  Doubling of market position in Korea through acquisition


LATIN AMERICA
o  Extremely difficult economical environment
o  Slowdown of market growth especially
   in Brazil and in Mexico
o  Strong growth of top 15 products: +21%
o  Resistance of our local products
o  Profit protection plan in place


AFRICA
o  Strong growth of top 15 products: +17%
o  Good development in South Africa, Algeria and Morocco
o  Start of the "IMPACT MALARIA" project


Chart omitted depicting consolidated sales growth in "other countries" between H1 2001 and H1 2002 in millions of Euros and share of growth. Other countries consolidated sales growth +13% (H1 2001 663 (21%), H1 2002: 751 (20%)).


PSR: Professional Sales Representative
H1 2001 sales and changes on a comparable basis

Presence and future in Japan


                              Presence in Japan(1)
                               Market Share: 1.6%


SHORT TERM
o  Monitor and support existing partners' activities
    -  Daichi, Fujisawa, Meiji, Mitsubishi, Taisho, Yamanouchi
o  Achieve best performance with Myslee(R) in JV with Fujisawa


MID TERM
o  Prepare for clopidogrel launch in JV with Daichi
o  Prepare for Arixtra(R) launch with Organon
o  Investigate local strategic partnership opportunities


LONG TERM
o  Objective: to file at least 1 product per year between 2002 and 2008
o Defined candidates: xaliproden, clopidogrel, fondaparinux, rimonabant, dronedarone, osanetant, urate oxidase, irbesartan


(1) Presence includes consolidated sales and licensees - Source: IMS Health (MAT 06-02)

                                3 Blockbusters

Plavix                     Aprovel              Stilnox
clopidogrel 75mg            irbesartan          zolpidem

                                                         +2
                                       Eloxatine               Arixtra
                                       Oxaliplatin 5 mg/ml   fondaparinux sodium

PLAVIX(R) H1 2002
Performance and highlights

Chart omitted depicting sales of Plavix (in EUR m) in the 1st half of 2002. Consolidated sales: 496 (+55%). Developed sales: Non-US = 495 (+64%) US = 750 (+21%) Total = 1,245 (+35%).


Continued high level growth
o  Consolidated sales
o  Developed sales
    -  In the USA despite destocking
    -  In the other countries

CURE
o Outstanding CURE results make Plavix(R) standard medication in acute coronary syndrome (ACS)
o  FDA approval of new indication (Feb 02)
o  CPMP positive recommendation (Jun 02)
o Inclusion into AHA/ACC guidelines obtained under class I-recommendation (Mar 02)

Support in the USA
o  Strong overall increase of promotional investment
o  Launch of DTC campaign (Q4 01)
o  Start of CURE promotion by 4,000 PSR's (Jul 02)


PSR: Professional Sales Representative
Changes on a comparable basis

PLAVIX(R) Rx growth
accelerating in the USA

Line graph omitted showing the period from Jan 00 to Jun 02 depicting growth of Plavix (in terms of prescription volume per work day (000)) in the USA. The TRx grows from roughly 25000 to 48000 in the given period and the NRx grows from roughly 10000 to 15000 in the given period. Pointers indicate Focus on Cardiology segment (Mar-0l, appx. 30,000); launch of DTC campaign (Nov-01, appx. 40,000); and launch in ACS (CURE) (Jun-02, appx. 48,000).

Source: IMS NPA Plus (retail and mail order channels only)
TRx per workday based on monthly audit.

PLAVIX(R) Market performance
A worldwide success story

Line graph omitted showing that in terms of molecules sales from launch Plavix was the 6th most successful drug product launch attempted in the USA since 1997. (Compared to Lipitor (atorvastatin), Celexa (citalopram), Celebrex (celecoxib), Vioxx (rofecoxib)and Actos (pioglitazone)).


           PLAVIX(R) ranking among best selling drugs (as of Jun 02)

                     Among all drugs          Among cardiovascular drugs
                     ---------------          ---------------------------

USA                       24                              5

Germany                    3                              2

France                     4                              3

Spain                      4                              2

Note: Ranking by INN - Source: IMS Health / GERS, quarterly data, all channels included

PLAVIX(R)
Perspectives

                                 Developed sales objective 2005 > EUR 4 bn

o  Multiple growth drivers in place
    -  Increase penetration of CAPRIE and CURE messages
    -  Increase treatment duration in the USA
    -  Continue DTC campaigns in the USA
    - Execute programs in medical education on atherothrombosis and peripheral arterial disease (PAD)
    -  Continue geographical expansion

o  Extensive life-cycle-management via clinical research
   (more than 65,000 patients)
    -  Cardiology: CREDO, COMMIT
    -  Neurology: MATCH
    -  Patients at high risk of atherothrombotic events: CHARISMA

                           Plavix(R): the new standard
                       in atherothrombotic risk management

APROVEL(R)/AVAPRO(R) H1 2002
Performance and highlights

Chart omitted depicting sales of Aprovel/Avapro (in EUR m) in the 1st half of 2002. Consolidated sales: 266 (+33%). Developed sales: Non-US = 326 (+34%) US = 227 (+31%) Total = 553(+33%).


o  Continued high 2-digit growth
   in sales worldwide
    -  High growth of combination therapy worldwide
       (+42%)

o Irbesartan ranked # 3 in class, fighting for # 2 in Europe

o  Substantial increase in promotional
   investment (esp. in the USA)

o  Significant wins in MCO accounts in the USA
   (+86 Mio lives)

o  PRIME
    - Irbesartan is the 1st AIIRA to obtain an indication extension for hypertensives patients suffering from diabetic nephropathy
    -  EMEA approval of new indication (Juin 02)

o  Initiated trial in CHF (Congestive Heart Failure)
   (I-Preserve, Q2 02)

Changes on a comparable basis

Treatment of hypertension
Inroad of AIIRA's

Line graph omitted showing the period from Jul 00 to Apr 02 depicting global sales (in Eur m)and growth in Q2 02 vs. Q2 01 for hypertension market and AIIRA class. The chart depicts that AIIRA's, with +28% growth show the largest growth versus ACEs, Diuretics, CCBs, Bblockers and others on the market.


Overall hypertension market
o  Among the largest pharmaceutical markets
o  Still only 57% of patients treated
   and 27% controlled
o Important changes ahead from product patent loss and new clinical results

AIIRA's
o  Overall rapid penetration despite USA
o  Best benefit/risk ratio
o  Large investment (promotion, clinical trials)
o  Future potential in CHF
o  Little future competition from outside class

Aprovel(R)/Avapro(R)
o  "Best-in-class" clinical profile
o  Head-to-head competition for rank # 2 in Europe
o  Large remaining potential in the USA
o  Upside potential from
    -  Fixed-dose combination increased usage
    -  Diabetes and heart failure developments

Source: IMS Health/GERS. Data shown in rolling quarters, retail channel only. 'Global' includes top 12 countries accounting for 88% of Irbesartan worldwide sales.

APROVEL(R)/AVAPRO(R)
Market performance

Chart omitted showing AIIRA European market evolution (value) in the period from May 01 to Mar 02. Molecule sales (in EUR m) for Losartan, Irbesartan, Telmisartan, Valsartan, Candesartan and Eprosartan all show a gradual increasing trend.

Managed turning point in the USA Bar chart omitted depicting changes in Irbesartan NRx volume in the period between Q1 01 and Q2 02 that shows a turning point in Q3 01 from a generally downward trend (502 to 482) to an upward trend (482 to 576).

Source: IMS Health and IMS NPA Plus. Rolling quarter data, retail and mail order channels only.

APROVEL(R)/AVAPRO(R)
Perspectives

                                  2005 developed sales objective > EUR 1.5 bn


Growth drivers include

o  Worldwide launch in diabetic nephropathy in 2nd half 2002

o  Continued "turn around" program in the USA (pull thru)

o  Competitive share of voice in key markets

o  Sustained growth of combination form worldwide

o  Execution of medical education activities

o  Extensive life-cycle-management plan
    -  CHF (Congestive Heart Failure) with preserved systolic function
       (I-Preserve)
    -  Meaningful phase IV programs covering additional cardiovascular areas
    -  Cardiovascular protection (under evaluation)

                              Aprovel(R)/Avapro(R)
                the reference for cardiovascular risk management

ARIXTRA(R)
Market overview

Bar chart omitted depicting the global LMWH market in 2001 (value). The values indicated (in EUR m) are: US = 968 (+24%), Non-US = 1,029 (+18%), Global = 1996
(+21%).


o  Low Molecular Weight Heparin market is a fast-growing 2 bn EUR market in 2001

o Arixtra(R)is the result of a long-term policy aiming at replacing extracted products (porcine viscera) by a purely synthetic agent

o Arixtra(R)offers 50% superiority in efficacy in orthopedic surgery with comparable tolerance


Growth of LMWH market from previous year in brackets
Source: IMS Health / GERS. Market sales exclude vials for all markets but Japan, and licenses

ARIXTRA(R)
Key points from launch

Bar chart omitted depicting Arixtra hospital formulary(1) in the USA and Europe in 2002. (Nb of hospital formulary in the period between Feb and July). The chart shows a sharp upward trend from 9 in Feb to 425 in July.


o  Worldwide launch of Arixtra(R)
   in orthopedic surgery roll-out
    -  2002: USA, 12 European countries,
       Australia, Canada, Mexico
    -  2003: Belgium, Italy, Spain

o  Major investment in 2002
    -  US launch campaign
       with more than 600 PSR's (Feb 02)
    -  European launch campaign
       with more than 300 PSR's (Apr 02)

o Sales results at end of 1st half 2002 show slow uptake but formulary wins are in line with expectations
    -  Formulary access drives product sales
    -  Wins of prestigious names in the USA
       and Europe


(1) Internal data
PSR: Professional Sales Representative

ARIXTRA(R)
Market access

Pie chart omitted depicting global LMWH segmentation (value). Cardiology = 17%, Treatment = 25%, Orthopedic surgery - retail market = 11%, Orthopedic surgery - hospital market = 14%, General surgery and medical patients = 33%.

o Arixtra(R) life-cycle-management provides a stepwise access to the market
    -  14% access at launch (orthopedic surgery in hospital)
    -  25% access in 2003 (both hospital and retail orthopedic surgery markets)
    -  83% access in 2004 (treatment, general surgery, medical patients)
    -  Full access from 2006 (cardiology)


Source: 2001 IMS Health / GERS.
Market sales exclude vials for all markets but Japan, and licenses

ARIXTRA(R)
Perspectives

                                  2006 developed sales objective > EUR 800 m


Growth drivers include

o  In the short-term (2002-2003)
    - Worldwide launch of product and uptake close to 50% orthopedic market by 2004
    -  Development of retail usage (Penthifra Plus)

o  In the mid-term (2003-2006)
    -  Development of product for treatment of DVT/PE (MATISSE)
    -  Expansion of prophylaxis indication
         -  In general surgery (PEGASUS, APOLLO)
         -  For medical patients (ARTEMIS)
    -  Development of product in cardiology

                Arixtra(R): first out of a new class of selective
                       and synthetic antithrombotic drugs


Note: Life-cycle-management plan includes more than 10,000  patients

STILNOX(R)/AMBIEN(R)/MYSLEE(R)
H1 2002 Performance and highlights

Bar chart omitted showing sales in 1st half of 2002 (in EUR m). Consolidated sales are 623 (+37%). Developed sales are USA = 510 (+38%), Europe = 70 (-1%), Japan = 29 (+237%), Other countries = 25 (+73%); Total = 634 (+37%).


o  Continued high 2-digit growth
    -  Led by the USA
    -  Despite plateauing in Europe
         -  Generic competition in Germany
            and Spain
    -  Strong growth of Myslee(R) in Japan
         -  Already rank # 2 (MAT Jun 02)

o  Increase in promotional investment
   in the USA in 2002
    -  Increase of sales force support
    -  DTC campaign

o  Continued medical education efforts
   in 2002
    - International Sleep Day initiative (ISD) for the second consecutive year
    -  Large worldwide sleep survey

Changes on a comparable basis

Source: IMS Health. All channels included

AMBIEN(R)
Market performance in the USA

Line graph omitted showing volume of Ambien prescriptions in the period from Q1/98 to Q1/02(in mio). NRx and TRx both show an upward trend. (NRx from approximately 1.5 to 2.5 (Mio) and TRx from approximately 2.5 to 4.5
(Mio).Pointer indicates Q1 01: our first involvement Trx approximately 4 mio.

A fully successful take over in the USA

o  Smooth transfer into our management

o  Product reacts to reinforced promotion

o  DTC campaign continued

o  By far market leader with 85 % market share
   (MAT at Jun 02)

Source: IMS NPA Plus, quarterly data, retail and mail order channels only Market share expressed in value

STILNOX(R)/AMBIEN(R)/MYSLEE(R)
Perspectives

                                   2005 developed sales objective > EUR 2 bn


Growth drivers include

o  Continued increase of prescription level in the USA

o  Large markets / potentials unsatisfied in the USA and Japan
   (60% of global market)

o Worldwide development of the "as needed" innovative and proven mode of administration

o  Medical education on insomnia management

o  DTC campaign maintained

o  Active life-cycle-management
    -  To counteract new competitors (as before Sonata(R))
    -  To prepare for post-patent period (2006-2007)

                         Stilnox(R)/Ambien(R)/Myslee(R):
                the worldwide reference drug for sleep disorders

XATRAL(R)
Market overview

Bar chart omitted showing global BPH market in 2001 (value) in molecules sales (In EUR m). USA = 874 (+10%), Europe = 916 (+16%), Japan 607 (+4%), Global =
2,394 (+11%).

Line graph omitted depicting European BPH market evolution (value) in molecules sales (In EUR m) for the period from 1992 to 2001. Drugs Tamsulosin, Doxazosin, Finasteride, Terazosin all show a moderate upward trend. Alfuzosin shows a dramatic upward trend from 1995 to 2001 (from nothing to more than 300 million EUR in sales).


o  Benign Prostatic Hyperplasia (BPH) is
   a significant market with 2-digit growth

o  Large unfulfilled potential
    -  Only 20% of American men with
       moderate / serious symptoms treated

o  Worldwide market dominated by
   2 products: Flomax(R)/Boehringer
   Ingelheim and Yamanouchi and
   Proscar(R)/MSD

o Flomax(R) and Proscar(R) successes driven by "once a day" formulation and market access to the USA

INN for Xatral(R) is alfusozin, for Flomax(R) is tamsulosin, for Proscar(R) is finasteride.
BPH sales include 16 European countries. Source: IMS Health

XATRAL(R)
Market performance

Bar graph omitted depicting Alfusozin evolution in European BPH market (Molecule sales in EUR m) in the period from 1996 to 2001(86 to 132). BPH market growth as of Dec 2001: +16%. Pointer indicates 1st launch of Xatral(R) OD in most
European countries in 2000.


o  As of December 2001, Alfusozin
   annual growth outperforms European
   BPH market

o  Growth in market share is driven by
    -  Launch of competitive once-daily formulation
    -  Increased investments
    -  Improved focus of promotion
    -  Synergies from our merger
    -  Favorable benefit/risk ratio vs.
       competitors (retrograde ejaculation)

o  Alfusozin hindered by the absence
   of o.d. formulation until 2000


Note: Market sales growth from previous year into brackets
Source: IMS Health. BPH sales include 16 European countries

XATRAL(R) H1 2002
Performance and perspectives

Bar graph omitted showing consolidated sales in the first half of 2002 for Xatral (in EUR m): 89 (+26%).

2006 sales objective > EUR 500 m

Growth drivers include

o  Largely unsatisfied market

o  Worldwide launch of new competitive
   once-daily formulation

o  Geographic expansion to the USA
-  Approvable letter obtained
-  Launch expected in 2003

o  Life-cycle-management plan
-  Management of acute urinary retention (ALFAURUS)
-  Adjuvant therapy of acute urinary retention (ALFAUR)
-  Primary prevention of acute urinary retention (ALTESS)

o  Increased promotional investment worldwide

                     Xatral(R): potential to become the new
                   alpha-blocker reference for BPH management

Changes on a comparable basis

ELOXATINE(R) H1 2002
Performance and highlights

Bar graph omitted showing consolidated sales in the first half of 2002 for Eloxatine (in EUR m): 124 (+31%).


o  Continued high 2-digit growth

o Exceptionally positive outcome of US registration filing in 2002
    -  46-day-fast-track review
    - FDA approval of Eloxatin(R) in 2nd line metastatic colorectal cancer (MCRC) (Aug 02)

o  Launch already end of August 2002 in the USA
    -  Extensive pre-launch program in place
       (compassionate use)
    -  Launch with more than 100 PSR-dedicated
       oncology sales force

o  Demonstration of significant survival benefit in MCRC
   1st line treatment over current US standards
    -  N9741 NCI study results presented at ASCO
       (May 02)


Changes on a comparable basis
PSR: Professional Sales Representative
NCI: National Cancer Institute
ASCO: American Society of Clinical Oncology

ELOXATINE(R)
Market performance

Bar graph omitted showing consolidated sales for Eloxatine (in EUR m) for the period from 1998 to 2001. Consolidated sales number given: 1998 = 42, 1999 = 78 (+86%), 2000 = (+81%) and 2001 = 196 (+39%)

Reaching leading position in MCRC

o  Strong consecutive growth outside the USA

o  Head-to-head competition with Campto(R)
   prior to recent clinical results

o Market position for Eloxatine(R) is expected to be further improved
    -  Prior market penetration from Campto(R)
       benefited from favorable registration
       timelines in Europe
    -  Strong competitive advantages vs.
       Campto(R)
    - Acknowledgement of Eloxatine(R) benefits in expansion among scientific community


Note: Growth from previous year into brackets, on an as reported basis, all countries included

ELOXATINE(R)
Perspectives

                                     2006 sales objective approximately EUR 1 bn


Growth drivers include

o  Market potential to triple by geographical expansion in the USA

o  Extensive life-cycle-management plan including more than 11,000 patients
    -  2nd line treatment for MCRC in Europe
    -  1st line treatment for MCRC in the USA (N9741, LIFE)
    -  Adjuvant therapy (MOSAIC, NSABP C-07)
    -  Radio-chemotherapy in rectum cancer
    -  Other gastrointestinal cancer patients
         -  Pancreas
         -  Gastric
         -  Esophagus, biliary tract, hepatocarcinoma
    -  Other indications
         -  Ovarian, breast, lung, head and neck cancers, lymphomas

                     Eloxatine(R): the standard chemotherapy
                    platform for colorectal cancer management

A well focused & balanced portfolio

Pie chart omitted breaking down consolidated sales by therapeutic area
(in EUR m) in the 1st half 2002: Cardiovascular /Thrombosis = 41%, 1,514m (+16%); Central Nervous System = 31%, 1,125m (+21%); Internal Medicine = 20%, 749m (+5%); Oncology = 4%, 130m (+29%), and Others = 4%, 163m (+3%).


o  4 major franchises, perfectly in line with research focus

o  Continued growth of top 15 products by +23% in H1 2002 (vs. +25% in 2001)

o  Following 85 products still growing by +3%

o  First 3 products (PLAVIX(R)- STILNOX(R)- APROVEL(R)) account for
    -  38% of consolidated sales
    -  51% of developed sales

o  First product (PLAVIX(R)) accounts for
    -  13% of consolidated sales
    -  26% of developed sales


Changes on a comparable basis

                             Research & Development


                                  Gerard LE FUR
                            Executive Vice President,
                               Scientific Affairs

R&D Portfolio

o  50 compounds under development

                                                 Phase    Phase    Phase   Phase
                                   Preclinical     I       IIa      IIb     III   Total
----------------------------------------------------------------------------------------
Cardiovascular / Thrombosis              3          2        1        1       1      8

Central Nervous System                   9          4        0        6       2     21

Oncology                                 1          2        3        0       1      7

Internal Medicine                        6          2        3        0       3     14
                                       -------------------------------------------------
                             Total      19          10       7        7       7     50
                                              29                     21

o  21 compounds in phases II and III
o  29 compounds in phases I and preclinical

R&D Portfolio


                   Preclinical        Phase I        Phase IIa        Phase IIb       Phase III      Launched / LCM
                   ---------------------------------------------------------------------------------------------------
Cardiovascular/    SSR 126517        SL 65.0472      SR 121463        idraparinux     dronedarone      Arixtra(R)
Thrombosis         SSR 149744        SR 123781                                                         Aprovel(R)
                   SSR 182289                                                                          Plavix(R)
----------------------------------------------------------------------------------------------------------------------
                   SSR 125047        SR 57667                         SR 58611        rimonabant       Stilnox(R)
                   SSR 125543        SR 144190                        SL 65.1498      zolpidem
Central            SSR 146977        SL 25.1131                       eplivanserin
Nervous            SSR 149415        SL 65.0155                       osanetant
System             SSR 180575                                         saredutant
                   SSR 181507                                         xaliproden
                   SSR 240612
                   SSR 482073
                   SSR 591813
----------------------------------------------------------------------------------------------------------------------
Oncology           SSR 250411        SR 271425       SR 31747                         tirapazamine     Eloxatin(R)
                                     CEP7055         SR 48692                                          Fasturtec(R)
                                                     IDD3
----------------------------------------------------------------------------------------------------------------------
                   SSR 69071         SR 147778       SR 48692                         rimonabant       Xatral(R)OD
                   SSR 125180        SR 146131       SR 140333                        fumagillin
Internal           SSR 125329                        saredutant                       pleconaril
Medicine           SSR 150106
                   SSR 161421
                   SSR 240600
----------------------------------------------------------------------------------------------------------------------

R&D portfolio changes

-  Development stopped for
    o  SR 27897 (Pancreatic cancer)
    o  SL 251188 (Alzheimer)
    o  SL 651708 (Stroke)

-  File withdrawn in Europe
    o  Xaliprodene (ALS)

+  Three new compounds entered development
    o  SSR 161421, adenosine A3 receptor antagonist
    o  SSR 250411, antimitotic agent
    o  SSR 482073, PBR ligand

Cardiovascular/Thrombosis

-------------------------------------------------------------------------------------------------------------------------------
                            Aprovel(R)                             Arixtra(R)                            Plavix(R)
Approved/                   irbesartan                            fondaparinux                          clopidogrel
Launched/LCM       (diabetic nephropathy, CHF)         (prevention of thromboembolic events           (unstable angina,
                                                             after orthopedic surgery           prevention patients at risk)
-------------------------------------------------------------------------------------------------------------------------------
Submitted
-------------------------------------------------------------------------------------------------------------------------------
                           fondaparinux                            dronedarone
Phase III                    SR 90107                                SR 33589
                    (DVT, curative treatment)                (auricular fibrillation)
-------------------------------------------------------------------------------------------------------------------------------
                           fondaparinux                            idraparinux
Phase IIb                    SR 90107                                SR 34006
                           (cardiology)                   long acting penta. (DVT / PE)
-------------------------------------------------------------------------------------------------------------------------------
                            SR 121463
Phase IIa                  vasopressin
                            V2 antag.
               (hyponatremia, cirrhotic ascites, CHF)
-------------------------------------------------------------------------------------------------------------------------------
                            SR 123781                               SL 65.0472
Phase I                 hexadecasaccharide                     5HT1B/5HT2A antag.
                    (thromboembolic diseases)                (prevention CV events)
-------------------------------------------------------------------------------------------------------------------------------
                            SSR 126517                             SSR 149744                            SSR 182289
Preclinical           pentasaccharide backup                     antiarrhythmic                  direct inhibit. thromb.
                    (thromboembolic diseases)                (backup to dronedarone,            (thromboembolic diseases)
                                                               atrial fibrillation)
-------------------------------------------------------------------------------------------------------------------------------

Clopidogrel

o  Ongoing development
    -  UNSTABLE ANGINA: Registration in the US;
       Positive opinion of CPMP in Europe
    -  CREDO-MATCH: Recruitment terminated
    -  COMMIT: More than 25,000 patients recruited out of 40,000
    - WATCH: Too slow inclusion rate - analysis on a smaller number of patients ongoing after one-year follow-up

o  New development
    - CHARISMA: Plavix on top of existing therapy in primary prevention of cardiovascular events in high risk patients (~ 15,000 patients)
    - ACTIVE A and W: Prevention of thrombo-embolic events in patients with atrial fibrillation
         -  ACTIVE A - vs. aspirin - 7,500 patients;
         -  ACTIVE W - vs. vitamine K antagonist - 6,500 patients

Irbesartan

o  Diabetic nephropathy
    -  approved in Europe on June 2002, 26
    -  approvable letter in the US received in June 2002


o  I-PRESERVE
    -  Irbesartan in congestive heart failure with preserved systolic function
       - 1st patient included in 2Q02 - on top of existing therapy included ACE-inhibitors and beta-blockers (4,000 patients)

Fondaparinux

o  Long-term treatment in hip fracture - anticipated filing in 4Q02


o  Curative treatment - Submission in 1Q03


o  Ongoing development
    -  Prevention of VTE in high risk surgery (PEGASUS, APOLLO)
    -  Prevention of VTE in Japanese patients following orthopaedic surgery
    -  Prevention of VTE in medical patients (ARTEMIS)
    - Unstable angina and fibrinolysis (PICASSO UA and PICASSO MI - 25,000 patients in the two studies) - study start 1Q03

Fondaparinux

o  PENTIFRA Plus - Study Design

Chart omitted showing Pentifra Plus - Study Design. Technical diagram showing Arixtra, Placebo and Venography.

Fondaparinux

o  PENTIFRA Plus - Primary Endpoint:

Bar graph omitted showing Percentage of patients with Adjudicated VTE for Fondaparinux versus a placebo. Fondaparinux = 3/208, 1.4%, Placebo = 77/220, 35.0%. RRR = -96%, p = 4x10(-22).

Fondaparinux

o  PENTIFRA Plus - Secondary  Endpoints:
    -  Number (%) of Patients With Adjudicated Symptomatic VTE
    -  All treated patients up to Day 24


                                    Fondaparinux        Placebo        p value
                                       (N=326)          (N=330)
                                    ------------------------------------------

Deep Vein Thrombosis (DVT)            1 (0.3%)          6 (1.8%)

Nonfatal Pulmonary Embolism (PE)      0 (0.0%)         2 (0.6%)

Fatal  Pulmonary Embolism (PE)        0 (0.0%)          1 (0.3%)

Veinous Thromboembolism (VTE)         1 (0.3%)          9 (2.7%)        0.021

Fondaparinux

o  PENTIFRA Plus
    -  Characteristics of adjudicated major bleeding for treated patients


                                                 Fondaparinux          Placebo
                                                   (N=327)             (N=329)
                                                 ------------          -------

Fatal bleeding                                     0 (0.0%)            0 (0.0%)

Non-fatal critical bleeding                        0 (0.0%)            0 (0.0%)

Other non-fatal major bleeding                     8 (2.4%)            2 (0.6%)
(all are from surgical site)

At surgical site leading to reoperation            2 (0.6%)            2 (0.6%)

Only bleeding index greater than or equal to 2     6 (1.8%)            0 (0.0%)

Leading to treatment discontinuation               2 (0.6%)            1 (0.3%)

Idraparinux

o  Good benefit / risk ratio during phase IIb in curative treatment of VTE


o  Dose selected: 2.5 mg/week


o  Phase III will include
    -  one study in curative treatment of DVT
    -  one study in curative treatment of PE
    -  one study in the prevention of thrombotic events in atrial fibrillation


o  Program will start 1Q03

Idraparinux

o  PERSIST - Study Design



               LMWH ----- Randomization------ Open label warfarin INR 2-3
 1-2         5-7 days                 |           LMWH
screen   Acute treatment              |
                                      |------ 2.5 mg idraparinux o.w.
                                      |
                                      |------ 5   mg idraparinux o.w.
                                      |
                                      |------ 7.5 mg idraparinux o.w.
                                      |
                                      |------ 10  mg idraparinux o.w.

                                                     12 weeks

Idraparinux

o  Thrombotic burden: (ITT)
   Asymptomatic + Symptomatic VTE + unexplained death

Bar graph omitted showing dosage of Idraparinux and incidence % of complications compared to warfarin.

Idraparinux

o  Bleeding Events during randomized treatment

Bar graph omitted representing drug dosage amount and the percentage of bleeding events for Idraparinux (both major and major and/or minor) compared to warfarin.

Other Projects in Cardiovascular/Thrombosis


o  Dronedarone
    - Phase III in auricular fibrillation ongoing - recruitment of patients on time


o  Vasopressin V2 receptor antagonist
    - Phase IIa in hyponatremia, cirrhotic ascites and treatment of congestive heart failure


o  Hexadecasaccharide (anti-IIa - anti-Xa) in phase I


o  "Back-up" policy for SSR 126517 and SSR 149744;
   "Me-too" policy for SSR 182289

Oncology


--------------------------------------------------------------------------------------------------------------------------
  Approved/                     ELOXATIN(R)                        FASTURTEC(R)/ELITEK(R)
Launched / LCM                 oxaliplatin                             rasburicase
                         (colon cancer / EUR & US)       (chemotherapy-associated hyperuricemia
                                                                       / EUR & US)
--------------------------------------------------------------------------------------------------------------------------
Submitted
--------------------------------------------------------------------------------------------------------------------------
Phase III                       oxaliplatin                             tirapazamine
                       (ovarian, adjuvant treatment)            (non small cell lung cancer,
                                                                    head & neck cancer)
--------------------------------------------------------------------------------------------------------------------------
Phase IIb
--------------------------------------------------------------------------------------------------------------------------
Phase IIa                         SR 31747                               SR 48692                           IIDD 3
                            periph. sigma ligand                    neurotensin. antag.               (IDM) - cell drug
                         (breast / prostate cancer)                  (prostate cancer)             (treatment of melanoma)
--------------------------------------------------------------------------------------------------------------------------
Phase I                          SR 271425                               CEP 7055
                                thioxanthone                  (Cephalon) angiogenesis inhib.
                    (solid tumors, leukaemia, lymphoma)        (treatment of solid tumors)
-------------------------------------------------------------------------------------------------------------------------
Preclinical                      SSR 250411
                             antimitotic agent
--------------------------------------------------------------------------------------------------------------------------

Oxaliplatin

o  Metastatic colorectal cancer in second line therapy
    -  Filing in the US on June 26, 2002
    -  Fast-track review granted by the FDA
    -  Approved on August 12, 2002


o  Metastasic colorectal cancer in first line therapy
    -  Promising results from NCI study (N9741)


o  Adjuvant therapy
    -  Results for 2003/04


o  Ovarian cancer in second line therapy
    -  Filing in Europe expected by the end of 2002

Oxaliplatin

o  EFC 4584 - Study Flow Chart


                   Phase III randomized trial EFC 4584 Schema

CHEMOTHERAPY                                   METASTATIC COLORECTAL
o   FIRST-LINE
-   1st line 5-FU/LV                        1st Line 5-FU/LV+Irinotecan
    + Irinotecan (Saltz regimen)                   Salltz regimen
                                                        |
o   SECOND-LINE                             Relapse or Progression after
                                                 first line therapy
                                                        |
                                                        |
                                                        R
                                                        |
                                                        |
                                                   A vs B vs C
                                                        |
Randomization                                           |
                                        ---------------------------------
     ERC                          5 FU/LV         Single Agent     OXA 85 mg/m2
    4584:                         q 2 weeks       Oxaliplatin       + 5-FU/LV
    3-ARM                         de GRAMONT      85mg/m2 q 2       q 2 weeks
                                  (LV5FU2)            wks           de GRAMONT
                                                                    (FOLFOX4)
                                 CONTROL ARM A       ARM B             ARM C

Oxaliplatin

o  EFC 4584 - Response Rate Analysis

Bar graph omitted showing response rate analysis for Oxaliplatin for both Independent (p < 0.0001) and Investigator(p < 0.0006). Arm A (N=151), Arm B (N=156), and Arm C (N=152).

Arm A (control) = 5FU/LV-q2weeks-deGramont (LV5FU2)

Arm B = single agent oxaliplatin-85mg/m(2)-q2weeks

Arm C = oxaliplatin-85mg/m(2) + 5FU/LV-q2weeks-deGramont (FOLFOX4)

Oxaliplatin

o  EFC 4584 - Improvement in
    -  Tumor Related Symptoms - Number (%) of Patients

                                      Arm A                            Arm B                            Arm C
                           ---------------------------------------------------------------------------------------------
                             No. (%)          No. (%)         No. (%)         No. (%)          No. (%)         No. (%)
Category                   Symptomatic       Improving      Symptomatic      Improving       Symptomatic      Improving
                           at Baseline                      at Baseline                      at Baseline
------------------------------------------------------------------------------------------------------------------------
KPS                         83 (55.0)         2 (2.4)        74 (47.4)        3 (4.1)         65 (42.8)        5 (7.7)
------------------------------------------------------------------------------------------------------------------------
Pain                        50 (33.1)        7 (14.0)        58 (37.2)       9 (15.5)         47 (30.9)       19 (40.4)
------------------------------------------------------------------------------------------------------------------------
Analgesic usage             45 (29.8)        8 (17.8)        47 (30.1)       9 (19.1)         43 (28.3)       19 (44.2)
------------------------------------------------------------------------------------------------------------------------
Weight                      35 (23.2)         2 (5.7)        30 (19.2)        1 (3.3)         25 (16.4)        3 (12.0)
------------------------------------------------------------------------------------------------------------------------
Composite
(overall symptomatic       105 (69.5)       15 (14.3)       101 (64.9)      16 (15.8)        96 (63.2)        34 (35.4)*
improvement)
------------------------------------------------------------------------------------------------------------------------

                   *Chi-square P = <0.001 for arm C vs. arm A

Oxaliplatin

o  N9741 (NCI study)
    - An active and tolerable First Line Regimen for Advanced Colorectal Cancer


                                 CPT-11+5FU     Oxaliplatin+5FU      p-value
                                   (IFL)            (FOLFOX)
                               -----------------------------------------------
Overall Survival                  14.1 mo           18.6 mo           0.002
------------------------------------------------------------------------------
Time to Tumor Progression          6.9 mo            8.8 mo           0.0009
------------------------------------------------------------------------------
Response Rate                       29%               38%              0.03
------------------------------------------------------------------------------

Other Projects in Oncology

o  Elitek(R) (rasburicase) approved in the US on July 17, 2002


o  Tirapazamine
    -  Submission Q4 03


o  Plus a growing portfolio mixing in-house and licensing-in products with:
    - classical approaches, such as SR 271425 and SR 250411, cytolytic agents with a new mechanism of action
    -  novel approaches, such as SR 31747, SR 48692, IDD3, and Cephalon CEP 7055

Central Nervous System

------------------------------------------------------------------------------------------------------------------------------------
Approved/         STILNOX(R)/
Launched /   AMBIEN(R)/MYSLEE(R)
LCM             zolpidem (sleep)
------------------------------------------------------------------------------------------------------------------------------------
Submitted
------------------------------------------------------------------------------------------------------------------------------------
                 zolpidem MR            rimonabant
Phase III      Modified Release    SR141716/CB1 antag.
                   (sleep)         (smoking cessation)
------------------------------------------------------------------------------------------------------------------------------------
                   SR 58611             SL 65.1498               eplivanserin                  osanetant             xaliproden
                beta 3 agonist        GABA-A agonist          SR46349/5HT2 antag.        SR 142801/NK3 antag.  SR 57746/neurotrophic
                 (depression)       (anxiety, muscular          (schizophrenia)              (depression)            (Alzheimer)
                                       contractions)
Phase IIb  .........................................................................................................................
                   saredutant
              SR 489686/NK2 antag.
                  (depression)
------------------------------------------------------------------------------------------------------------------------------------
                   osanetant
Phase IIa     SR 142801/NK3 antag.
                (schizophrenia)
------------------------------------------------------------------------------------------------------------------------------------
Phase I            SR 57667               SR 144190                SL 25.1131                SL 65.0155
                 neurotrophic       NK2 antag. (depression,      MAO-A+B inhib.              5-HT4 antag.
            (Alzheimer, Parkinson)         anxiety)             (smoking cessation)          (Alzheimer)
------------------------------------------------------------------------------------------------------------------------------------
                  SSR 125047             SSR 125543                 SSR 146977                SSR 149415             SSR 180575
             centr. sigma ligand         CRF1 antag.        NK3 antag. (schizophrenia,   V1b vasopres. antag.        BPR ligand
               (schizophrenia)      (depression/anxiety)            depression)          (depression/anxiety)    (neurodegenerative
                                                                                                                      diseases)
Preclinical.........................................................................................................................
                  SSR 181507             SSR 240612                 SSR 482073                SSR 591813
            D2 antag./5-HT1A agon.  bradykinin B1 antag.            PBR ligand        partial nicotinic agonist
               (schizophrenia)         (inflammatory,           (neurodegenerative        (smoking cessation)
                                     neurogenic pain)                diseases)
------------------------------------------------------------------------------------------------------------------------------------

Zolpidem


o Phase III with the new formulation has started, offering specific advantages to the well established therapeutic effect of zolpidem


o  Filing expected in 2004

Zolpidem

o  PDY4054 - Number of awakenings:
    -  Zolpidem MR vs. Stilnox

Line graph omitted showing number of awakenings for Zolpidem MR vs. Stilnox vs. a placebo in the range between 1H and 8H. (x) at 4H and 5H, where (x): significative difference versus Stilnox.

CNS Portfolio

                        DEPRESSION

                        Osanetant
                        NK3 antagonist
                        Phase II b

NEURO-                  SR 48968
DEGENERATIVE            NK2 antagonist
DISORDERS               Phase II b              SCHIZOPHRENIA

xaliproden              SR 58611                eplivanserin
Neurotrophic            Beta-3 agonist          5-HT2 antagonist
agent                   Phase II b              Phase IIb
Phase II b

SL 65.0155              SSR 144190              osanetant
5-HT4 antagonist        NK2 antagonist          NK3 antagonist                                  SMOKING
Phase I                 Phase I                 Phase IIb               ANXIETY                 CESSATION

SR 57667B               SSR 125543              SSR 146977              SL 65.1498              Rimonabant
Neurotrophic            CRF1 antagonist         NK3 antagonist          GABA-A agonist          CB1 antagonist
agent                   Phase PC                Phase PC                Phase IIb               Phase III
Phase I

SSR 482073              SR 146977               SSR 125047              SSR 125543              SL 25.1131
PBR ligand              NK3 antagonist          central sigma ligand    CRF1 antagonist         MAO-A+B inhibitor
Phase PC                Phase PC                Phage PC                Phase PC                Phase I

SSR 180575              SSR 149415              SSR 181507              SSR 149415              SL 59.1813
PBR ligand              V1b vasopressin         D2 antagonist/          V1b vasopressin         partial nicotinic
Phase PC                antagonist              5-HT1A agonist          antagonist              agonist
                        Phase PC                Phase PC                Phase PC                Phase PC

Rimonabant

o  Smoking cessation - ACT4389
    -  n = 360 (180mg/group); rimonabant 40 mg/day


Bar graph omitted showing smoking cessation related to Rimonabant for a placebo and SR141716 (% of abstinents during last week of treatment). Placebo = 14.8%, SR141716 = 30.2%. p = 0.0006.

Rimonabant

o  Smoking cessation
    -  Weight Change at last Evaluation of Treatment Period


Bar graph omitted showing smoking cessation related to Rimonabant total, and at last evaluation of treatment period) for a placebo and SR141716. Placebo = +1.1 SR141716 = -1.2. p = 0.0001.

Internal Medicine

------------------------------------------------------------------------------------------------------------------------------------
  Approved/           XATRAL OD.(R)
Launched / LCM          alfuzosin
               (prostatic hyperplasia / EUR)
------------------------------------------------------------------------------------------------------------------------------------
 Submitted            XATRAL OD.(R)
                       alfuzosin
              (prostatic hyperplasia /US)
------------------------------------------------------------------------------------------------------------------------------------
 Phase III              alfuzosin                      rimonabant                      fumagillin                 pleconaril
                      alpha-1 antag.                   SR 141716                       SR 90144                   SR 263843
                (acute urinary retention)               (obesity)             (antiparasite, intestinal   (antipicornavirus, viral
                                                                                    microsporidiosis)       respiratory infection)
------------------------------------------------------------------------------------------------------------------------------------

 Phase IIb

------------------------------------------------------------------------------------------------------------------------------------
 Phase IIa               SR 48692                       SR 140333                      saredutant
                   neurotensin. antag.              NK1 antagagonist               SR 48968/NK2 antag.
                          (IBS)             (inflammatory digestive diseases)             (IBS)
------------------------------------------------------------------------------------------------------------------------------------
 Phase I                SR 146131                       SR 147778
                       CCK1 agonist                CB1 cannab. antag.
                        (obesity)                (backup to rimonabant)
------------------------------------------------------------------------------------------------------------------------------------
 Preclinical            SSR 69071                      SSR 125180                      SSR 125329                 SSR 240600
                     elastase inhib.                  CCK1 agonist                periph. sigma ligand            NK1 antag.
                   (chronic bronchitis)      (backup to SR 146131, obesity)       (backup to SR 31747,      (backup to SR 140333,
                                                                                      inflammation)        depression, urge urinary
              ..........................................................................................       incontinence)
                        SSR 150106                     SSR 161421
                cytokin./chemokin. inhib.          adenosine 3 antag.
                      (inflammation)                    (asthma)
------------------------------------------------------------------------------------------------------------------------------------

Alfuzosin

o  ALFAUR study:
    -  Management of Acute Urinary Retention (AUR)


                       ----------------------------------------------------
                        Alfuzosin            Placebo           Intergroup
                         n = 236             n = 121           comparison
                                                                   P
---------------------------------------------------------------------------
Successful
voiding *               146 (62%)            58 (48%)            0.012
n (%)
---------------------------------------------------------------------------

* Spontaneous voiding within 24h after catheter removal (main efficacy criteria)

Rimonabant

o  Phase IIa in Obesity
    - 4-week repeated doses of 40 mg of SR141716 n = 45; double-blind, placebo-controlled, parallel groups
    -  Energy intake change (diary, kcal/24 h) at Week 4 (ITT population)


Bar graph omitted showing Phase IIa in Obesity related to energy intake (total, and broken down by carbohydrate, fat, protein and alcohol) and doses of SR141716. p = 0.019.

Rimonabant

o  Phase IIa in Obesity


3D Line graph omitted showing Phase IIa in Obesity (Change of waist (cm) in ITT). SR141716 shows a downward trend. Placebo shows a constant trend.
p < 0.001.

Registration Status

o  Arixtra(R) in prevention of VTE following orthopedic surgery
   US: Launched; Europe: Approved on 27 March `02

o  Aprovel(R)/Avapro(R) in diabetic type 2 nephropathy
   US: Answering questions of the FDA; Europe: Approved on 26 June `02

o  Fasturtec(R)/Elitek(R)
   US: Approved on 17 July `02

o  oxaliplatin in metastatic colorectal cancer
   US: Fast track review granted by the FDA in April `02 - Filed on 26 June `02 - Approved on 12 August `02

o  Plavix(R) in acute coronary syndrome with non-ST segment elevation
   US: Approved on 28 February `02; Europe: CPMP positive opinion on 26 June `02

o  Xatral(R) OD for the symptomatic treatment of benign prostatic hyperplasia
   US: clinical supplement for NDA to be submitted in 4Q02

o  Eligard(TM)in prostate cancer
   US: 1-month formulation (7.5 mg) approved on 24 January `02
   3-month formulation (22.5 mg) approved on 24 July `02

                                                             Information Meeting
                                                                  September 2002




                                                             sanofi~synthelabo
                                                          Because health matters

This document contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France.

Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2002

                                        SANOFI-SYNTHELABO


                                        By: /s/ Marie-Helene Laimay
                                            ----------------------------------
                                            Name:  Marie-Helene Laimay
                                            Title: Senior Vice President and
                                                   Chief Financial Officer